CUSIP NO. 658788104          13G

                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C.  20549



                     SCHEDULE 13G

       Under the Securities Exchange Act of 1934

                   (Amendment No. 5)

          North Country Financial Corporation
                   (Name of Issuer)

                     Common Stock
            (Title of Class of Securities)

                       658788104
                    (CUSIP Number)

                       12/31/99
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           (entities only)
               Ernest D. King ###-##-####
               Vides E. King ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP*
           (See Instructions)
               (a)  [ ]
               (b)  [ ]

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF
           ORGANIZATION

                United States


                        5     SOLE VOTING POWER
                                    * Ernest D. King  256,372 Shares
     NUMBER OF
      SHARES                      ** Vides E. King    256,372 Shares

   BENEFICIALLY         6     SHARED VOTING POWER
       OWNED
        BY                        Ernest D. King and Vides E.King
       EACH                       3,048 Shares

     REPORTING          7     SOLE DISPOSITIVE POWER
      PERSON                        * Ernest D. King  256,372 Shares
       WITH
                                  ** Vides E. King    256,372 Shares

                        8     SHARED DISPOSITIVE POWER

                                  Ernest D. King and Vides E. King
                                  3,048 Shares

   * Shares held in the following:  Ernest D. King Living Trust
  ** Shares held in the following:  Vides E. King Living Trust
     Ernest and Vides King are married.

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Total owned by Mr. and Mrs. King   515,792 Shares

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES   (See Instructions)

           [  ]

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.4%

   12      TYPE OF REPORTING PERSON  (See Instructions)

               IN

Item 1(a).     Name of Issuer:

               North Country Financial Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3530 North Country Drive
               Traverse City, Michigan  49684

Item 2(a) Name of Person Filing:

               Ernest D. King
               Vides E. King

Item 2(b) Address of Principal Business Office or, if None, Residence:

               P.O. Box 216
               Naubinway, Michigan  49762

Item 2(c) Citizenship:

               United States

Item 2(d) Title of Class of Securities:

               Common Stock

Item 2(e) CUSIP Number:

               658788104

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a)  [ ]  Broker or Dealer registered under Section 15
                              of the Act.

                  (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

                  (c)  [ ]  Insurance company as defined in Section 3(a)(19)
                            of the Act.

                  (d)  [ ]  Investment company registered under Section 8 of the Investment Company Act of 1940.


                  (e)  [ ]  An investment adviser registered in accordance
                            with Rule 13d-(b)(1)(ii)(E);

                  (f)  [ ]  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ]  A parent holding company or control person, in
                            accordance with Rule 13d-1(b)(ii)(G).

                  (h)  [ ]  A savings association as defined in Section 3(b)
                            of the Federal Deposit Insurance Act.

                  (i)  [ ]  A church plan that is excluded from the
                            definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J);


     If this statement is filed pursuant to Rule 13d- 1(c), check this box [ ].

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:
          515,792 Shares

     (b)  Percent of Class:
          7.4%

     (c)  Number of shares to which such person has:

          (i)   Sole power to vote or to direct the vote:
                 * Ernest D. King   256,372 Shares
                ** Vides E. King    256,372 Shares

          (ii)  Shared power to vote or to direct the vote:
                Ernest D. King and Vides E. King   3,048 Shares

          (iii) Sole power to dispose or to direct the disposition of:
                 * Ernest D. King  256,372 Shares
                ** Vides E. King   256,372 Shares


          (iv) Shared power to dispose or to direct the disposition of:
               Ernest D. King and Vides E. King   3,048

       * Shares held in the following:  Ernest D. King Living Trust
     ** Shares held in the following:   Vides E. King Living Trust
     Ernest and Vides King are married.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Non applicable

Item 7.   Identification and Classification of the
          Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.


February 10, 2000
                             /s/ Ernest D. King
                             ----------------------
                             Ernest D. King



                             /s/ Vides E. King
                             ----------------------
                             Vides E. King



     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 140.13d-
7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18
U.S.C. 1001)